SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C.  20549


                                     FORM 11-K

                                   ANNUAL REPORT


                         Pursuant to Section 15 (d) of the
                        Securities and Exchange Act of 1934

                    For the fiscal year ended December 31, 1994


A. Full title of the plan and the address of the plan if different from that of the issuer named below:


                      AMENDED AND RESTATED CRANE CO. SAVINGS
                                AND INVESTMENT PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                     CRANE CO.
                             100 First Stamford Place
                            Stamford, Connecticut 06902

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS



                                                                      Page
INDEPENDENT AUDITORS' REPORT                                            1

FINANCIAL STATEMENTS
Statements of Net Assets Available for
      Benefits as of December 31, 1994 and 1993                         2
Statements of Changes in Net Assets
      Available for Benefits for the Years
      Ended December 31, 1994 and 1993                                  3
Notes to Financial Statements                                           4



SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 1994 AND FOR THE YEAR
THEN ENDED

Item 27a - Schedule of Assets Held for Investment Purposes

Item 27d - Schedule of Reportable Transactions



















INDEPENDENT AUDITORS' REPORT


Amended and Restated Crane Co. Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Amended and Restated Crane Co. Savings and Investment Plan (the "Plan") as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1994 and 1993, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets held for investment purposes as of December 31, 1994 and (2) transactions in excess of five percent of the beginning value of plan assets for the year ended December 31, 1994 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employment Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1994 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



Deloitte & Touche LLP
May 23, 1995

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1994 AND 1993

[CAPTION]

                                                                1994               1993
ASSETS

INVESTMENTS, AT FAIR VALUE:
Vanguard Money Market Reserves - Prime Portfolio              $ 4,214,832        $ 3,850,757
Vanguard Fixed Rate GIC Trusts                                 10,841,906         11,336,957
Windsor II - A Vanguard Fund                                   14,338,340         13,280,677
Crane Co. Stock Fund                                           23,687,120         20,066,095
Medusa Stock Fund                                               1,186,251          1,767,327
Wellington Fund - A Vanguard Fund                               3,706,417          3,124,424
Vanguard Morgan Growth Fund                                     1,906,568          1,617,589
Vanguard Fixed Income Securities Fund -
   Investment Grade Corporate Portfolio                           960,061            975,637
Loan Fund                                                       1,503,343             -
       Total investments                                       62,344,838         56,019,463

RECEIVABLES:
Company contributions (Crane Co. Stock Fund)                      209,342            193,652
Employee contributions                                            496,019            457,710
       Total receivables                                          705,361            651,362

       Total assets                                            63,050,199         56,670,825

LIABILITIES

Forfeitures due Crane Co. (Crane Co. Stock Fund)                   10,149             15,893

NET ASSETS AVAILABLE FOR BENEFITS                             $63,040,050        $56,654,932




See notes to financial statements.


AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1993


                                                            1994               1993

CONTRIBUTIONS:
Employee                                                      $ 6,121,906        $ 5,557,221
Crane Co. (Crane Co. Stock Fund)                                2,541,719          2,356,912
       Total contributions                                      8,663,625          7,914,133

EARNINGS ON INVESTMENTS:
Interest and dividends                                          2,553,081          2,555,262
Net (depreciation)appreciation in fair value
   of investments                                                (107,198)         2,768,599
       Total earnings on investments                            2,445,883          5,323,861

DISTRIBUTIONS TO PARTICIPANTS                                  (4,922,453)        (5,174,538)
ROLLOVERS AND TRANSFERS FROM OTHER PLANS                          231,478            133,895
FORFEITURES (Crane Co. Stock Fund)                                (33,415)           (47,492)

NET INCREASE IN NET ASSETS AVAILABLE
   FOR BENEFITS                                                 6,385,118          8,149,859

NET ASSETS AVAILABLE FOR BENEFITS -
   Beginning of year                                           56,654,932         48,505,073

NET ASSETS AVAILABLE FOR BENEFITS -
   End of year                                                $63,040,050        $56,654,932




See notes to financial statements.


AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
For the Years Ended December 31, 1994 and 1993

[CAPTION]
1. DESCRIPTION OF THE PLAN

       The following is a brief description of the Amended and Restated Crane Co. Savings and Investment Plan ("the Plan"). Participants should refer to the Plan agreement and amendments for more complete information.

       A.   General

            The Plan is a defined contribution plan covering certain United States employees of Crane Co. and its subsidiaries (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).


       B.   Administration of the Plan

            The authority to manage, control and interpret the Plan is vested in the Administrative Committee of the Company. The Committee, which is appointed by the Compensation Committee of the Board of Directors of the Company, appoints the Plan Administrator and is the "named Fiduciary" within the meaning of the Employment Retirement Income Security Act of 1974 (the "Act").


       C.   Participation

            Subject to certain conditions, U.S. employees of Crane Co. and two of its subsidiaries, Huttig Sash & Door Company and UniDynamics Corporation, are eligible to participate in the Plan following completion of one year of service, as defined in the Plan document.


       D.   Contributions and Funding Policy

            Participants may elect to contribute to the Plan from two to sixteen percent (up to 10% pre-tax) of their annual compensation (employees earning in excess of $66,000 are limited to 6%) to be invested in short-term, stock equity, bond, company stock or fixed income funds selected by the participant. The Company contributes on a matching basis an amount equal to 50% of each participant's deferred savings, up to 6% of the participant's compensation, all of which is invested in Company common stock. In accordance with the Internal Revenue Code, participant pre-tax contributions could not exceed $9,240 in 1994.

       E.   Expenses

            Administrative expenses of the Plan are paid by the Employer. In addition personnel and facilities of the Employer used by the Plan for its accounting and other activities are provided at no charge to the Plan.

       F.   Vesting

            Employee contributions are 100 percent vested. Vesting for employer contributions are as follows:

                     Years of Service                                      Vested Interest
            Less than 1 year                                                     None
            1 year but fewer than 2                                                20%
            2 years but fewer than 3                                               40%
            3 years but fewer than 4                                               60%
            4 years but fewer than 5                                               80%
            5 years or more                                                       100%

            Participants whose employment terminates by reason of death, permanent disability or retirement are fully vested.

            Participants are fully vested upon the attainment of age sixty-five
            (65).


       G.   Distributions

            A participant whose employment with the Company terminates can elect to receive all vested amounts.

            A participant may apply to the Administrative Committee for a distribution in cases of hardship. The Committee has the sole discretion to approve or disapprove hardship withdrawal requests, in accordance with the Internal Revenue Code.

            Any part of a participant's Company contribution portion which is not vested at the time of termination of employment is forfeited and used to reduce future Company contributions.


       H.   Plan Termination

            The Company expects to continue the Plan indefinitely, but reserves the right to modify, suspend or terminate the Plan at any time, which includes the right to vary the amount of, or to terminate, the Company's contributions to the Plan. In the event of the Plan's termination or discontinuance of contributions thereunder, the interest of each participant in benefits accrued to such date, to the extent then funded, is fully vested and nonforfeitable. Subject to the requirements of the Internal Revenue Code, the Board of Directors shall thereupon direct either (i) that the Trustee continues to hold the accounts of participants in accordance with the provisions of the

            Plan without regard to such termination until all funds in such accounts have been distributed in accordance with such provisions, or (ii) that the Trustee immediately distribute to each participant all amounts then credited to their account as a lump sum.

       I.   Tax Status

            The Plan received a determination letter dated March 3, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable sections of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statement.

       J.   Rollovers and Transfers from Other Plans

            Rollovers and transfers from other qualified plans are accepted by the Crane Plan. Rollovers and transfers represent contributions of assets from other qualified plans of companies acquired by Crane Co.
            and participant account balances of new employees from other non-company qualified plans.
2. SUMMARY OF ACCOUNTING POLICIES
       The following is a summary of the significant accounting and reporting policies followed in preparation of the financial statements of the Amended and Restated Crane Co. Savings and Investment Plan.

       A.   Investment Funds

            The Plan provides the following funds in which participants can elect to invest their Plan assets:

               Vanguard Money Market Reserves - Prime Portfolio - A diversified portfolio of money market instruments such as: domestic certificates of deposit and bankers' acceptances, commercial paper rated A1/P1 or better, U.S. Government Agency securities and repurchase agreements on such securities and up to 15% of net assets in Eurodollar certificates of deposit and Yankee obligations.

               Vanguard Fixed Rate GIC Trusts - Investments in guaranteed investment contracts issued annually by insurance companies rated
               A+ by A.M. Best Company. A new Trust is established for each subsequent year of contributions.

               Windsor II - A Vanguard Fund - A diversified portfolio of equity securities.

               Crane Co. Stock Fund - Investments in common stock of Crane Co.

               Medusa Stock Fund - This fund was established for the purpose of receiving the distribution of common shares of Medusa Corporation to all holders of record of Crane Co. common stock. This distribution occurred in October 1988. Participants were 100% vested in the shares of Medusa Corporation on the date they were allocated to their accounts.


               Participants may not direct future contributions into the Medusa
               Stock Fund or transfer investments into this fund from any other investment program. Participants may transfer all or part of their Medusa Stock Fund balance to any other investment option presently being offered.

               Wellington Fund - A Vanguard Fund - A diversified portfolio of equity and fixed income securities.

               Vanguard Morgan Growth Fund - A diversified portfolio of equity securities.

               Vanguard Fixed Income Securities Fund - Investment Grade
               Corporate Portfolio - A diversified portfolio of long-term investment-grade bonds. The fund's guidelines restrict investments to Corporate Bonds with credit ratings of A or higher
               , U.S. Government and agency securities, mortgage-backed securities and cash reserves.

               The Trustee may, at its discretion, keep any portion of the above
               -mentioned investment programs in cash or short-term commercial paper to accommodate withdrawals and administrative fees or deposit all or any part of such funds in a "General Account" pending further instruction by participants.


       B. Investment Valuation - Investments in funds listed on national securities exchanges are valued at the closing composite price published for the last business day of the year. Other funds are stated at fair value as determined by the trustee based on the quoted market price of the underlying securities. Guaranteed investment contracts are stated at contract value, which approximates market value.



       The individual investments each of whose fair value represented 5% or more of the Plan's net assets at year end are presented below:

                                          1994                              1993
                                  Principal                          Principal
                                  Amount ($)                         Amount ($)
                                  or Shares/        Market           or Shares\    Market
                                    /Units            Value            Units        Value
Vanguard Money Market
   Reserves - Prime
   Portfolio                        4,214,832      $ 4,214,832       3,850,757     $ 3,850,757
   Windsor II - A
            Vanguard Fund             906,343      $14,338,340         779,382     $13,280,677
   Investment Contract
       Trust                      $ 7,484,597      $ 7,484,597            -               -
   Vanguard GIC-I-93
       Continental Assurance
       Co. 5.17% - 12/31/95       $ 3,357,309      $ 3,357,309     $ 3,730,091     $ 3,730,091
   Vanguard GIC-I-91
       Continental Assurance
       Co. and State Mutual
       Insurance Co.
       7.46% - 12/31/93                   -              -         $ 4,928,568     $ 4,928,568
   Vanguard Wellington
       Fund                           191,151      $ 3,706,417         153,158     $ 3,124,424
   Crane Co. Stock Fund             1,315,220      $23,687,120       1,203,003     $20,066,095


       C. Investment Transactions and Investment Income - Investment transactions are accounted for on the date purchases or sales are executed. Dividend income is accounted for on the ex-dividend date. Interest income is recorded on the accrual basis as earned. Total income of each fund is allocated monthly to participants' accounts within the fund based on the participants' relative beginning balance. In accordance with Department of Labor requirements, realized and unrealized gains and losses are determined based on the fair market value of assets at the beginning of the plan year













3. ALLOCATION OF NET ASSETS AVAILABLE FOR BENEFITS

       The following is a summary of the allocation by fund of net assets available for benefits at December 31, 1994 and 1993:

                                                                 1994                  1993

       Vanguard Money Market Reserves -
            Prime Portfolio                                  $ 4,220,357            $ 3,877,039
       Vanguard Fixed Rate GIC Trusts                         10,961,416             11,454,549
       Windsor II - A Vanguard Fund                           14,497,634             13,408,520
       Crane Co. Stock Fund                                   23,978,483             20,334,929
       Medusa Stock Fund                                       1,186,251              1,767,327
       Wellington Fund - A Vanguard Fund                       3,771,684              3,175,003
       Vanguard Morgan Growth Fund                             1,942,300              1,647,198
       Vanguard Fixed Income Securities
            Fund - Investment Grade
            Corporate Portfolio                                  978,582                990,367
       Loan Fund                                               1,503,343                   -

                                                             $63,040,050            $56,654,932



   4.  INFORMATION RELATED TO CHANGES IN NET ASSETS AVAILABLE FOR
       BENEFITS

       The changes in net assets available for benefits by fund for the years ended December 31, 1994 and 1993 were as follows:


       Employee Contributions:

                                                                 1994                   1993

       Vanguard Money Market Reserves -
            Prime Portfolio                                 $   547,485            $   532,774
       Vanguard Fixed Rate GIC Trusts                         1,394,120              1,459,392
       Windsor II - A Vanguard Fund                           1,856,302              1,580,273
       Crane Co. Stock Fund                                     946,892                943,541
       Medusa Stock Fund                                      -                           -
       Wellington Fund - A Vanguard Fund                        730,091                514,347
       Vanguard Morgan Growth Fund                              432,927                357,115
       Vanguard Fixed Income Securities
            Fund - Investment Grade
            Corporate Portfolio                                 214,089                169,779
                                                             $6,121,906            $ 5,557,221


[CAPTION]
       Interest and Dividends:

                                                                 1994                 1993

       Vanguard Money Market Reserves -
            Prime Portfolio                                  $   166,215           $   116,877
       Vanguard Fixed Rate GIC Trusts                            580,074               684,101
       Windsor II - A Vanguard Fund                              845,374               748,216
       Crane Co. Stock Fund                                      607,533               549,691
       Medusa Stock Fund                                          20,661                10,260
       Wellington Fund - A Vanguard Fund                         162,478               177,751
       Vanguard Morgan Growth Fund                                69,492               181,491
       Vanguard Fixed Income Securities
            Fund - Investment Grade
            Corporate Portfolio                                   79,240                86,875
       Loan Fund                                                  22,014                  -
                                                             $ 2,553,081           $ 2,555,262


       Net (Depreciation)Appreciation in
            Fair Value of Investments:

                                                                 1994                  1993
       Windsor II - A Vanguard Fund                         $ (1,013,460)          $   803,666
       Crane Co. Stock Fund                                    1,737,117               749,522
       Medusa Stock Fund                                        (413,267)            1,127,402
       Wellington Fund - A Vanguard Fund                        (182,375)              138,014
       Vanguard Morgan Growth Fund                               (98,454)              (76,975)
       Vanguard Fixed Income Securities
            Fund - Investment Grade
            Corporate Portfolio                                 (136,759)               26,970
                                                            $   (107,198)          $ 2,768,599










Distributions to Participants:

                                                                 1994                   1993
       Vanguard Money Market Reserves -
            Prime Portfolio                                 $   (583,757)          $  (571,983)
       Vanguard Fixed Rate GIC Trusts                         (1,036,877)           (1,292,332)
       Windsor II - A Vanguard Fund                           (1,045,892)             (928,431)
       Crane Co. Stock Fund                                   (1,552,924)           (1,958,065)
       Medusa Stock Fund                                        (116,347)              (92,862)
       Wellington Fund - A Vanguard Fund                        (304,434)             (206,922)
       Vanguard Morgan Growth Fund                               (84,568)              (72,236)
       Vanguard Fixed Income Securities
            Fund - Investment Grade
            Corporate Portfolio                                 (141,772)              (51,707)
       Loan Fund                                                 (55,882)                 -
                                                            $ (4,922,453)          $(5,174,538)

       Transfer From (To) Other Funds:
                                                                 1994                   1993
       Vanguard Money Market Reserves -
            Prime Portfolio                                 $    366,294           $   345,721
       Vanguard Fixed Rate GIC Trusts                           (957,214)             (311,236)
       Windsor II - A Vanguard Fund                              860,064                86,438
       Crane Co. Stock Fund                                     (469,240)             (594,922)
       Medusa Stock Fund                                         (16,789)              (13,592)
       Wellington Fund - A Vanguard Fund                         251,784               338,688
       Vanguard Morgan Growth Fund                                (8,732)               76,904
       Vanguard Fixed Income Securities
            Fund - Investment Grade
            Corporate Portfolio                                  (26,167)               71,999
                                                            $       -              $      -





       Rollovers and Transfers From Other Plans:

                                                                1994                  1993
       Vanguard Money Market Reserves -
            Prime Portfolio                                 $    31,024            $     11,029
       Vanguard Fixed Rate GIC Trusts                             1,151                   5,208
       Windsor II - A Vanguard Fund                              73,018                  21,847
       Crane Co. Stock Fund                                      24,439                  22,828
       Medusa Stock Fund                                           -                        -
       Wellington Fund - A Vanguard Fund                         55,569                  45,417
       Vanguard Morgan Growth Fund                               22,353                  26,412
       Vanguard Fixed Income Securities
            Fund - Investment Grade
            Corporate Portfolio                                  23,924                   1,154
                                                            $   231,478            $    133,895

5. AMOUNTS DUE TO PARTICIPANTS

       Amounts due to participants for benefit claims which have been processed and approved for payment by the Plan were $484,288 and $129,244 as of December 31, 1994 and 1993, respectively. These amounts are not reflected in the financial statements.

                                            SIGNATURE


            Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Amended and Restated Crane Co. Savings and Investment Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                 ADMINISTRATIVE COMMITTEE OF THE
                                 AMENDED AND RESTATED CRANE CO.
                                   SAVINGS AND INVESTMENT PLAN



                         D. S. Smith
                         D. S. Smith

                         P. R. Hundt
                         P. R. Hundt

                         R. B. Phillips
                         R. B. Phillips

                         R. A. DuBois
                         R. A. DuBois















Stamford, CT
June 23, 1995

                                            SIGNATURE



            Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Amended and Restated Crane Co. Savings and Investment Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                 ADMINISTRATIVE COMMITTEE OF THE
                                 AMENDED AND RESTATED CRANE CO.
                                   SAVINGS AND INVESTMENT PLAN




                                D. S. Smith


                                P. R. Hundt


                                R. B. Phillips


                                R. A. DuBois















Stamford, CT
June 23, 1995


                   AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN
                    ITEM 27a SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                        DECEMBER 31, 1994


    Identity of Issue                   Shares                Cost                Market Value
Vanguard Money Market
Reserves - Prime Portfolio*          4,214,831.74       $  4,214,831.74         $  4,214,831.74

Vanguard Guaranteed
Investment Contract I-93 -
Continental Assurance Co.*           3,357,308.97          3,357,308.97            3,357,308.97

Investment Contract
Trust*                               7,484,597.16          7,484,597.16            7,484,597.16

Windsor II*                            906,342.60         13,831,618.66           14,338,339.85

Crane Co. Stock Fund*                1,315,220.431        19,240,672.82           23,687,119.96

Medusa Stock Fund*                     42,426.569            375,989.36            1,186,246.86

Wellington Fund*                       191,150.950         3,648,028.62            3,706,416.92

Vanguard Morgan Growth
Fund*                                  167,831.721         2,006,770.51            1,906,568.35

Loan                                           -           1,503,342.85            1,503,342.85

Vanguard Fixed Income
Securities Fund - Investment
Grade Corporate Portfolio*             119,262.181         1,031,378.62              960,060.55

                                                        $ 56,694,539.31         $ 62,344,833.21

   *Represents a party-in-interest to the plan.


                     AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN
                            ITEM 27d SCHEDULE OF REPORTABLE TRANSACTIONS
                                          DECEMBER 31, 1994





                            Cost         No. of            Proceeds          No. of    Net Gain
Identify of Issue         of Assets     Purchases         from Sales          Sales     or (Loss)

Series of Transactions
Crane Co.
Stock Fund*             $7,325,784.45      69         $ (5,441,877.00)         187      $488,744.75

Vanguard Money
Market Reserves -
Prime Portfolio*        4,365,641.38      153           (4,000,956.65)         148             0.00

Windsor II*             3,980,090.93       85           (1,908,967.34)         176       195,650.59

Investment Contract
Trust*                  8,298,301.15      108             (813,774.64)         161             0.00


Single Transactions

Investment Contract
    Trust             4,112,563.85



    *Represents a party-in-interest to the plan.
